EXHIBIT (a)(1)

Ap	ril 10, 2002

Dear Holders of McAfee.com Class A common stock:

On April 9, 2002, Network Associates, Inc. revised its unsolicited exchange offer to acquire each outstanding share of McAfee.com’s Class A common stock in exchange for 0.78 of a share of Network Associates common stock, an increase from the 0.675 of a share of Network Associates common stock it initially offered to the holders of Class A common stock. The offer price implied by the 0.78 exchange ratio represents a 15.6% premium over the originally proposed exchange ratio of 0.675, and a 39% premium to the closing price of McAfee.com’s Class A common stock on March 15, 2002, the last trading day prior to the announcement of the exchange offer.

Your board of directors appointed a special committee of independent outside directors to consider Network Associates’ exchange offer, which included a thorough review of the exchange offer with the special committee’s independent legal and financial advisors. Following the special committee’s careful consideration of the exchange offer, the special committee and, upon the recommendation of the special committee, your board of directors have determined that the exchange offer is fair.

The special committee and your board of directors recommend that you accept Network Associates’ offer and tender your shares of McAfee.com common stock in exchange for Network Associates common stock.

The special committee and your board of directors determined that the exchange offer is fair based, among other reasons, on the following:

•
The special committee’s belief, after taking into account the current and historical financial condition, results of operations, competitive position, business prospects and strategic objectives of each of McAfee.com and Network Associates, that the 0.78 exchange ratio adequately reflects the long-term value inherent in McAfee.com as a stand-alone company.

•
The opinion of Morgan Stanley & Co. Incorporated, the special committee’s financial advisor, that subject to and based on assumptions described in its written opinion, the exchange ratio is fair from a financial point of view to the holders of McAfee.com’s Class A common stock (other than Network Associates and its affiliates).

•
The historical and market prices of McAfee.com’s Class A common stock, the premia implied by the 0.78 exchange ratio and the exchange ratio implied by the market prices of McAfee.com’s Class A common stock and Network Associates’ common stock as of recent date.

•	Financial projections for McAfee.com and Network Associates.

•
The combination of McAfee.com and Network Associates would reduce or eliminate customer, market and brand confusion because McAfee.com’s on-line services and products incorporate a number of the same features as and share the McAfee brand name with Network Associates products. In addition, by combining McAfee.com’s resources with those of Network Associates, McAfee.com will be able to more effectively and cost efficiently address the consumer market and the small and medium-sized business market for services and products sold via the Internet than McAfee.com is capable of as a stand-alone company.

•
The combination of McAfee.com and Network Associates would allow the combined company to operate with a single strategic focus and would reduce or eliminate actual and potential conflicts between the companies caused by the overlapping objectives of their respective business units and confusion over market boundaries delineated by agreements between the two companies.

•
Your opportunity, by exchanging your shares, to participate in future growth of McAfee.com indirectly through your ownership of Network Associates’ common stock as well as the businesses of Network Associates other than McAfee.com.

•	The exchange would generally not be taxable to you for federal income tax purposes.

•	By tendering your shares in the exchange offer, you will receive consideration for your shares sooner than if McAfee.com and Network Associates had pursued a negotiated merger transaction.

The enclosed Schedule 14D-9 contains a detailed description of the factors considered by the special committee and other important information relating to the recommendation. We urge you to read the Schedule 14D-9 and any amendments thereto carefully and in their entirety so that you will be fully informed as to the special committee’s and your board of directors’ recommendation.

We thank you for your continued support and encouragement.

Sincerely,

Frank Gill	Richard Schell
Director and	Director and
Special Committee Member	Special Committee Member

2